

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 8 to Offering Statement on Form 1-A**
> **Filed January 27, 2022**
> **File No. 024-11419**

Dear Mr. Tiramani:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2021 letter.

Amendment No. 8 to Offering Statement on Form 1-A filed January 27, 2022

Securities Being Offered, page 39

1. Please revise here and the Cover Page to clarify the order of priority for liquidation preferences. In this regard, we note page 40 indicates Series A-2 are first to receive distributions; however, neither the subscription agreements nor Section 4 of the articles of incorporation appear to cover the order of priority. Please revise page 40 to explain the liquidation preferences in terms understandable to the average investor. Consider including an illustrative, hypothetical example to explain the Preferred Payment.

Financial Statements for the period ended June 30, 2021, page F-2

2. We note your response to our comment 4, the related revisions to your interim financial

statements, and the additional unrelated revisions to your interim financial statements. Please revise to provide the disclosures required by ASC 250-10-50-7, or advise. In addition, please label the restated columns of your financial statements as restated, or advise.

General

3. We note your response to comment 2 and disclosure on pages 34 and F-13 regarding over $34 million of securities issued under other offerings, including Regulation Crowdfunding and Rules 506(b) and 506(c) of Regulation D. Your Form 1-A appears to cover securities offered, as well as the same offerees, involved in these other offerings being conducted concurrently or around the same time. Please provide a detailed legal analysis as to why you believe these efforts are not part of one integrated offering and address Rule 152 in your response.

4. We note your response to comment 3 and a more recent interview with Galiano Tiramini by a Las Vegas news outlet, dated January 3, 2022. The article addresses "plans to establish a Southern Nevada neighborhood full of Casitas," which does not appear to be addressed in the Form 1-A. Please advise us of the materiality of any such plans. Refer to comment 2 from our February 22, 2021 letter. Please advise us whether the interview complies with the requirements of Rule 251 and Rule 255 of Regulation A. In this regard we note the article does not appear to include legends and no script has been filed under Item 17 of Form 1-A.

 You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction